Exhibit 99.2

Enzymotec Enters Definitive Agreement to be Acquired by Frutarom

MIGDAL HA’EMEQ, Israel, Oct. 29, 2017 (GLOBE NEWSWIRE) -- Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and nutritional products, today announced that it has signed a definitive agreement under which Frutarom, an Israeli company (LSE and TASE: FRUT), will acquire Enzymotec for $11.90 per share in cash.  The transaction will be completed by way of a merger under the Israeli Companies Law.

The transaction has received unanimous approval by Enzymotec’s Board of Directors and implies an equity value of approximately $290 million.  The offer of $11.90 per share in cash represents a premium of 39.8% percent over the price of Enzymotec’s ordinary shares on the Nasdaq Stock Market on July 31, 2017, the date on which Frutarom first disclosed an ownership position in Enzymotec.  A shareholder meeting to approve the transaction is expected to be held in December 2017. Assuming typical timeframes, Enzymotec currently anticipates the transaction will close in the first quarter of 2018.

“We are pleased that we have reached an amicable agreement with Frutarom in a manner that benefits our shareholders,” said Steve Dubin, Chairman of Enzymotec. “We believe that our customers will also benefit from the merger through Frutarom’s global presence and our employees will have the opportunity to thrive under Frutarom’s leadership as one of the world’s top companies in its field.”

The proposed transaction is subject to approval by the shareholders of Enzymotec and fulfillment of certain other customary conditions to closing.  Enzymotec has agreed to nominate three nominees selected by Frutarom for election to its board of directors at the upcoming shareholder meeting in addition to one nominee selected by Enzymotec.

Meitar Liquornik Geva Leshem Tal and White & Case LLP are acting as legal counsel.  Rothschild is acting as financial advisor to Enzymotec.

About Enzymotec

Enzymotec (NASDAQ: ENZY) is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies. For further information, please visit Enzymotec’s website at: www.enzymotec.com.

About Frutarom

Frutarom (LSE and TASE: FRUT) is a leading global company operating in the global flavors and natural fine ingredients markets. Frutarom has significant production and development centers on all six continents and markets and sells over 60,000 products to more than 30,000 customers in over 150 countries. Frutarom’s products are intended mainly for the food and beverages, flavor and fragrance extracts, pharmaceutical, nutraceutical, health food, functional food, food supplement and cosmetics industries.

Forward-Looking Statements

Information provided in this press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and U.S. Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the merger, the satisfaction or waiver of any conditions to the proposed merger, projections about Enzymotec’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Enzymotec and its industry as of the date of this press release. Enzymotec undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Enzymotec may be unable to satisfy other conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the ability to recognize benefits of the proposed merger; (5) risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; (6) impact of the proposed merger on relationships with Enzymotec’s commercial counter-parties and (7) other risks that may imperil the consummation of the mrger, which may result in the merger not being consummated within the expected time period or at all, as well as the risks described in Enzymotec’s filings with the SEC. For more details, please refer to Enzymotec’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

Important Information

In connection with the proposed transaction, Enzymotec will prepare a proxy statement to be delivered to its shareholders, and intends to furnish such proxy statement to the Securities and Exchange Commission under cover of Form 6-K by mid-August. Before making any voting or investment decision with respect to the transaction, investors and security holders of Enzymotec are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about the transaction. The proxy statement and other documents may be obtained for free by directing such request to our proxy solicitor whose details are set forth below or at www.enzymotec.com.

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
E-mail: enzymotec@mackenziepartners.com

Investor Contact

Company:
Enzymotec Ltd.
Dror Israel
Chief Financial Officer
Phone: +972-74-7177177
ir@enzymotec.com

U.S. Investor Relations:
The Ruth Group
Tram Bui / Alexander Lobo
Phone: 646-536-7035 / 7037
tbui@theruthgroup.com
alobo@theruthgroup.com